

07000044

ATES
ANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-3149 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/05 AND ENDING 9/30/06

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Stone & Youngberg LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**One Ferry Building**
(No. and Street)

**San Francisco** (City) **CA** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

**Mitchell H. Gage, Chief Financial Officer** **415-445-2300**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(No. and Street)

**50 Fremont Street** (Address) **San Francisco** (City) **California** (State) **94105-2230** (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.*

# OATH OR AFFIRMATION

I, Mitchell H. Gage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Stone & Youngberg LLC, as of and for the year ending September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title


CARLA J. CAMPODONICO
Commission # 1523063
Notary Public - California
San Francisco County
My Comm. Expires Oct 30, 2008

Notary Public

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| x | | Independent Auditors' Report |
| x | (a) | Facing Page. |
| x | (b) | Balance Sheet. |
| x | (c) | Statement of Income. |
| x | (d) | Statement of Cash Flows. |
| x | (e) | Statement of Changes in Member's Equity. |
| x | (f) | Statement of Changes in Subordinated Liabilities. |
| x | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. |
| x | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. |
| | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable). |
| | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable). |
| | (k) | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable). |
| x | (l) | An Oath or Affirmation. |
| | (m) | A Copy of the SIPC Supplemental Report (Not Required). |
| x | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control). |

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STONE & YOUNGBERG LLC



**(SEC ID. NO. 8-3149)**

**Balance Sheet as of**
**September 30, 2006 and**
**Independent Auditors' Report and**
**Supplemental Report on Internal Control**

* * * * *

**PUBLIC DOCUMENT**

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**



**Deloitte & Touche LLP**
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

## INPENDENT AUDITORS' REPORT

To the Member of
Stone & Youngberg LLC:

We have audited the accompanying balance sheet of Stone & Youngberg LLC (the "Firm"), as of September 30, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Firm at September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

November 28, 2006

## STONE & YOUNGBERG LLC

## BALANCE SHEET AS OF SEPTEMBER 30, 2006

### ASSETS

| | | |
|---|---|---|
| CASH | | $ 1,465,492 |
| SECURITIES OWNED: | | |
| Marketable, at market value | $ 125,158,717 | |
| Non-marketable, at estimated fair value | 5,222,875 | 130,381,592 |
| SECURED DEMAND NOTES RECEIVABLE | | 2,202,000 |
| FIXED ASSETS, net of accumulated depreciation and amortization of $4,837,616 | | 2,657,150 |
| OTHER ASSETS | | 1,399,500 |
| Total Assets | | $ 138,105,734 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| PAYABLE TO CLEARING ORGANIZATION | $ 53,898,981 |
| ACCOUNTS PAYABLE & ACCRUED EXPENSES | 17,013,044 |
| SECURITIES SOLD, NOT YET PURCHASED, at market value | 33,308,479 |
| PAYABLE TO STONE & YOUNGBERG HOLDINGS LLC | 4,782,274 |
| SECURED DEMAND NOTES PAYABLE | 2,202,000 |
| Total Liabilities | 111,204,778 |
| MEMBER'S EQUITY | 26,900,956 |
| Total Liabilities & Member's Equity | $ 138,105,734 |

The accompanying notes are an integral part of this financial statement.

# STONE & YOUNGBERG LLC

## NOTES TO BALANCE SHEET

## SEPTEMBER 30, 2006

**Organization and Significant Accounting Policies**

**The Firm** - Stone & Youngberg LLC, a California limited liability company (the "Firm"), is an investment bank specializing in fixed income securities. The Firm is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers, Inc. ("NASD"). The Firm was managed by S&Y Management Inc. ("SYMI") until December 31, 2005. Effective January 1, 2006 SYMI's membership interest in the Firm was acquired for $200,000 by Stone & Youngberg Holdings LLC ("Holdings"), a Delaware limited liability company. Through a series of reorganization transactions described below, Holdings became the sole member and 100% owner of the Firm, S&Y Asset Management LLC and S&Y Financial Services Group LLC, and the Managing Member of S&Y Capital Group LLC, collectivity "the affiliated companies".

**Use of Estimates** – The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

**Cash** - Cash consists of demand deposits in banks. There are no withdrawal restrictions on cash.

**Securities Owned and Securities Sold, Not Yet Purchased** – Marketable securities owned and securities sold, not yet purchased, are reported at quoted market prices as of September 30, 2006. Securities sold, not yet purchased, represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices.

Non-marketable securities owned include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. Non-marketable securities owned are reported at estimated fair value as determined by management. Factors considered by management in valuing non-marketable investments include the type of investment, purchase cost, relative volume owned versus market averages, and current purchases and sales of the same or similar investments by other investors. However, because of the inherent uncertainty of valuation, management's estimate of fair values may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material.

**Income Taxes** - Income taxes are paid by the individual member; therefore, no provision for such taxes has been made in the balance sheet.

**Securities Transactions** - All transactions entered into for the account and risk of the Firm are recorded on a trade date basis.

**Fixed Assets** - Fixed assets represent furniture, equipment, and leasehold improvements and are recorded at cost, less accumulated depreciation. Depreciation is computed using an accelerated depreciation method. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

**Securities Owned and Securities Sold, Not Yet Purchased**

Marketable securities owned and securities sold, not yet purchased, as of September 30, 2006 consist of the following:

| | Securities Owned | Securities Sold Not Yet Purchased |
|---|---|---|
| State and Municipal Obligations | $58,945,748 | $737 |
| Corporate Bonds, Debentures and Notes | 31,994,133 | 135,180 |
| Obligations of U.S. Government | 33,399,380 | 32,866,353 |
| Stock and Mutual Funds | 819,456 | 306,209 |
| Total | $125,158,717 | $33,308,479 |

Non-marketable securities owned at estimated fair value of $5,222,875 as of September 30, 2006 consist of state and municipal obligations.

Included in securities owned are securities pledged as collateral for letters of credit related to leases for office space and for the deposit with the Firm's clearing agent. The value of the pledged securities as of September 30, 2006 was $1,175,000.

**Receivable From and Payable to Clearing Organization**

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. From time to time the Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm. A payable primarily relates to the financing of the Firm's inventory by the clearing organization. Under the revised clearing agreement dated August 2006, the Firm is charged interest on the payable balance. The firm had a payable to the clearing organization of $53,898,981 at September 30, 2006.

**Subordinated Borrowings**

The Firm has entered into secured demand note agreements with various members of Holdings. Borrowings under secured demand note collateral agreements of $2,202,000 are due February 2007. The demand note receivables are also due February 2007. The borrowings are included in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.

**Fixed Assets**

Following is a summary of fixed assets as of September 30, 2006:

| | |
|---|---|
| Equipment | $3,516,902 |
| Furniture | 2,309,598 |
| Leasehold Improvements | 1,668,266 |
| | $7,494,766 |
| Less: Accumulated depreciation and amortization | 4,837,616 |
| | $2,657,150 |

### New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Financial Accounting Standards No. 123 (revised 2004) (FAS 123R), *Share-Based Payment*. FAS 123R replaces FAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. FAS 123R requires compensation expense related to share-based payment transactions, measured as the fair value at the grant date, to be recognized in the financial statements over the period that an employee provides service in exchange for the award. FAS 123R is effective as of the first annual reporting period that begins after December 15, 2005. The Firm does not expect that adoption of this statement will have an impact on its financial statements.

In March 2005, the Financial Accounting Standards Board issued FIN 47, *Accounting for Conditional Asset Retirement Obligations*, which is an interpretation of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*. FIN 47 clarifies terminology within SFAS No. 143 and requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Firm's financial statements.

In September 2006, the Financial Accounting Standards Board issued Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands financial statement disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact of adopting FAS 157.

### Member's Equity

Prior to December 31, 2005, the Firm was owned by its Class A and Class B members, was managed by SYMI, also a Class A member, and distributed its net income to the members on a calendar year basis.

The affiliated companies of Stone & Youngberg reorganized January 1, 2006 through the creation of Holdings. Effective January 1, 2006, SYMI's membership interest in the Firm was acquired for $200,000 by Holdings which then became the sole member and 100% owner of the Firm. On January 1, 2006, the Class A and Class B members of the Firm contributed their members' interests of $15,776,682 to Holdings in exchange for members' interests in Holdings. Also on January 1, 2006 Holdings contributed $18,098,000 to the Firm. All withdrawals of members' equity require the approval of the NASD.

Prior to December 31, 2005 the Firm granted Class B shares to certain employees under the Stone & Youngberg compensation plan (the "Plan"). The shares granted were subject to a cliff vesting period of approximately three years from the date of issuance. Prior to December 31, 2005, $925,000 of these grants was forfeited due to terminations resulting in a reversal of capital and adjustments to deferred compensation, compensation expenses and capital contributions. Starting January 1, 2006, the shares outstanding and issued under the Plan were shares of Holdings. As such, the remaining $675,000 in capital related to the compensation plan was reversed and adjustments were recorded to deferred compensation and capital contribution to Holdings. For the year ended September 30, 2006, the Firm recorded changes in capital of $1,600,000, a change in deferred compensation of $1,195,800 and contributions from Holdings of $461,042. Employee compensation expense for the Plan is recorded on a straight-line basis over the vesting period or on a straight-line basis over the period until certain performance criteria are estimated to be achieved.

Prior to December 31, 2005, the former Class A and Class B members were permitted to contribute additional amounts to the Firm in excess of stated equity in accordance with the Firm's operating agreement. The amounts contributed in excess of stated equity were recorded as a liability in Members' Excess Contributions and paid 4% interest on the balance in the account. On January 1, 2006, the balances in the Members' Excess Contributions of $12,862,742 were reclassified to Payable to Stone & Youngberg Holdings LLC as the ultimate obligation to the former Class A and Class B members of the Firm became a liability to Holdings.

**Related Party Transactions**

The Firm was managed by SYMI until December 31, 2005 and paid SYMI a management fee for its services during the year ended September 30, 2006. Effective January 1, 2006, Holdings became the sole member and 100% owner of the Firm and does not receive a management fee. The Firm makes disbursements related to certain compensation, benefits, occupancy and information technology services on behalf of its affiliates. Charges the Firm allocates to its affiliates on a monthly basis were determined based on headcount and estimated utilization of the Firm's time and resources. Management believes that, in general, specific identification of certain of these expenses is not practicable, and the methods used to allocate the expenses to the affiliates are reasonable.

The Firm maintains an inter-company relationship with Holdings recorded as payable to Stone & Youngberg Holdings LLC. Charges for the services allocated to affiliates are charged against that account. The balance in the payable to Stone & Youngberg Holdings LLC as of September 30, 2006 was $4,782,274.

The Firm occasionally extends forgivable loans to its employees. The principal amount of these loans, plus interest, is forgiven over a pre-determined period subject to continued employment with the Firm. The forgivable loan outstanding at September 30, 2006 was $153,000 and has a five-year vesting period and an applicable interest rate of 4.55% per annum.

**Benefit Plan**

The Firm has a 401(k) plan for eligible employees who have meet certain service requirements.

**Net Capital Requirements**

The Firm is subject to the regulations and guidelines of the SEC and the NASD, including the SEC's "Net Capital Rule," which requires the Firm to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At September 30, 2006, the Firm's net capital ratio was 1.31 to 1 and net capital as computed was $13,013,546 which exceeded the SEC's requirement of $1,134,202 by $11,879,344.

**Commitments and Contingencies**

In the normal course of business, transactions with customers and brokers generally settle three business days after trade-date. The Firm is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Firm may have to purchase or sell securities at prevailing market prices. The Firm seeks to control the risk associated with non-performance of customers or brokers by reconciling information it receives from its clearing broker on a daily basis. Also in the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open on September 30, 2006 and were subsequently settled had no material effect on the financial statements as of that date.

The Firm has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Firm has recorded these obligations in the financial statements at September 30, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2006.

The Firm is obligated under leases for office space and certain equipment at September 30, 2006. Minimum annual lease payments under such leases are due in the following years ending September 30:

| | |
|---|---|
| 2007 | $2,682,092 |
| 2008 | 2,323,349 |
| 2009 | 2,077,431 |
| 2010 | 2,087,156 |
| 2011 | 2,005,475 |
| Thereafter | 4,832,940 |
| Total | $16,008,443 |

The leases for office space contain some escalation provisions and renewal options.

The Firm is currently involved in various legal matters arising primarily from its investment banking and brokerage activities. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse effect upon the Firm's financial position or results of operations.

* * * * *



**Deloitte & Touche LLP**
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

November 28, 2006

Stone & Youngberg LLC
One Ferry Building
San Francisco, California 94111

In planning and performing our audit of the financial statements of Stone & Youngberg LLC (the "Firm") for the year ended September 30, 2006 (on which we issued our report dated November 28, 2006) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Firm that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Firm (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13, or (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Firm's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP